                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                   Q-ZAR INC.
                                (NAME OF ISSUER)

                          COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  746928-10-0
                                 (CUSIP NUMBER)

                                ALAN P. MCDONALD
                                   PRESIDENT
                               SEIBU CORPORATION
                            4231 TRAVIS STREET, #28
                              DALLAS, TEXAS 75205
                                 (214) 520-6466
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 9, 1997
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
CUSIP NO. 746928-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
      Persons

            SEIBU CORPORATION                          75-2295558
                   (Name)                (I.R.S. Employer Identification Number)
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)(a) [ ]

                                                                         (b) [x]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

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(6)   Citizenship or Place of Organization    SEIBU CORPORATION IS A
                                              CORPORATION INCORPORATED UNDER
                                              THE LAWS OF THE STATE OF TEXAS.

--------------------------------------------------------------------------------

                                  (7)  Sole Voting Power   638,200 COMMON SHARES
     Number of                    ----------------------------------------------
     Shares
     Beneficially
     Owned By                     (8)  Shared Voting Power
     Each                         ----------------------------------------------
     Reporting
     Person                       (9)  Sole Dispositive    638,200 COMMON SHARES
     With                         ----------------------------------------------

                                  (10) Shared Dispositive Power
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting

                                                           638,200 COMMON SHARES
--------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)                                              [ ]

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)              2.02(1)

--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)                          CO

--------------------------------------------------------------------------------


--------------------

(1) BASED ON COMMON SHARES OUTSTANDING AS OF MARCH 31, 1997 AS REPORTED TO SEIBU CORPORATION BY Q-ZAR INC.





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
         The Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on October 22, 1996 and amended on December 16, 1996 is hereby further amended as follows:

ITEM 1.  SECURITY AND ISSUER

      No modification.

ITEM 2.  IDENTITY AND BACKGROUND

      No modification.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      No modification.

ITEM 4.  PURPOSE OF TRANSACTION

      No modification.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a)

         As previously disclosed, on February 12, 1996, Q-Zar Inc., a corporation incorporated under the laws of New Brunswick, Canada ("Q-Zar"), and Seibu Corporation, a corporation incorporated under the laws of Texas ("Seibu"), entered into a Share Purchase Agreement (the "Agreement") pursuant to which Seibu agreed to sell and Q-Zar agreed to purchase all of the issued and outstanding common stock of Entertainment Technologies, Inc., a wholly owned subsidiary of Seibu, in exchange for Common Shares and a Script Certificate (the "Script Certificate") of Q-Zar.

         The closing of the transactions contemplated by the Agreement occurred on February 26, 1996. At the closing, Seibu acquired 788,955 Common Shares of Q-Zar and the Script Certificate, representing the right to receive an indeterminate number of additional Common Shares of Q-Zar (not to exceed 941,176) on December 16, 1996.

         On December 16, 1996, the Script Certificate matured and Seibu acquired 814,869 Common Shares of Q-Zar in accordance with the formula set forth in the Agreement and Seibu surrendered the Script Certificate to Q-Zar for cancellation. The event was reported in Amendment No. 1 to the Schedule 13D.

         During the period from December 16, 1996 through April 9, 1997, the date of this Amendment No. 2, Seibu sold an aggregate of 750,224 Common Shares of Q-Zar in open market transactions on The Toronto Stock Exchange as disclosed in Item 5(c) below.





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
         As of April 9, 1997, Seibu was the beneficial owner of 638,200 Common Shares of Q-Zar. Based on the number of Common Shares outstanding as of March 31, 1997 as disclosed to Seibu by Q-Zar (31,582,931), Seibu is the beneficial owner of approximately 2.02% of the total outstanding Common Shares of Q-Zar.

         Item 5(b)

         Seibu has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Common Shares of Q-Zar that it currently beneficially owns.

         Andrew N. Adler and Alan P. McDonald, the executive officers and directors of Seibu, each own 25% of the issued and outstanding capital stock of Seibu. Other than the indirect beneficial ownership by Seibu, neither of them own any Common Shares of Q-Zar.

         Item 5(c)

         The following tabulation describes all transactions by Seibu in the Common Shares of Q-Zar that were effected since the most recent filing of an Amendment to the Schedule 13D.


========================================================================================================
            Date                Type of Transaction          Number of Shares            Price Per Share
--------------------------------------------------------------------------------------------------------
          01-24-97                      Sale                      15,000                    4.1566
--------------------------------------------------------------------------------------------------------
          01-27-97                      Sale                      23,355                     4.375
--------------------------------------------------------------------------------------------------------
          01-27-97                      Sale                       1,000                      4.33
--------------------------------------------------------------------------------------------------------
          01-28-97                      Sale                       3,000                      4.45
--------------------------------------------------------------------------------------------------------
          01-29-97                      Sale                      10,000                      4.44
--------------------------------------------------------------------------------------------------------
          01-30-97                      Sale                       7,300                     4.375
--------------------------------------------------------------------------------------------------------
          02-05-97                      Sale                       6,000                      4.25
--------------------------------------------------------------------------------------------------------
          02-06-97                      Sale                       9,100                      4.38
--------------------------------------------------------------------------------------------------------
          02-10-97                      Sale                       3,200                      4.31
--------------------------------------------------------------------------------------------------------
          02-13-97                      Sale                       3,400                     4.275
--------------------------------------------------------------------------------------------------------
          02-18-97                      Sale                      60,000                     4.236
--------------------------------------------------------------------------------------------------------
          02-19-97                      Sale                       3,300                      4.32
--------------------------------------------------------------------------------------------------------
          02-20-97                      Sale                      14,800                     4.355
--------------------------------------------------------------------------------------------------------
          02-21-97                      Sale                     330,000                     4.255
--------------------------------------------------------------------------------------------------------
          03-14-97                      Sale                      10,000                      4.94
--------------------------------------------------------------------------------------------------------
          03-17-97                      Sale                      10,000                      5.05
--------------------------------------------------------------------------------------------------------
          03-18-97                      Sale                      20,000                      5.06
--------------------------------------------------------------------------------------------------------
          03-19-97                      Sale                      20,769                      5.11
--------------------------------------------------------------------------------------------------------
          03-21-97                      Sale                      10,000                      5.10
--------------------------------------------------------------------------------------------------------
          03-25-97                      Sale                      25,000                     5.075
--------------------------------------------------------------------------------------------------------

========================================================================================================
            Date                Type of Transaction          Number of Shares            Price Per Share
--------------------------------------------------------------------------------------------------------
          04 04 97                      Sale                       15,000                     4.61
--------------------------------------------------------------------------------------------------------
          04-09-07                      Sale                      150,000                     4.30
--------------------------------------------------------------------------------------------------------
                         TOTAL                                    750,224
========================================================================================================

         Item 5(d)

         No modification.

         Item 5(e)

         No modification.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No modification.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         No modification.





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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 9, 1997


                                           SEIBU CORPORATION



                                           By: /s/ ALAN P. MCDONALD
                                              ----------------------------------
                                               Alan P. McDonald, President





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